 Exhibit 99.1

First Mining Strengthens Miroir Discovery at Duparquet Gold Project with New Near-Surface Drilling Results and Expands Valentre Target Zone at Depth

•	Miroir - Multiple positive gold intercepts returned near surface including:
•	DUP25-052 returns 2.77 g/t Au over 11.1 m, including 4.36 g/t Au over 6.5 m, at a depth of 12.9 m
•	DUP25-054 returns 1.41 g/t Au over 11.9 m, including 2.52 g/t Au over 5.25 m, at a depth of 26.7 m
•	Valentre - Significant intercepts supporting target expansion at depth and along strike including:
•	DUP25-054 returns 3.96 g/t Au over 9.3 m, including 5.71 g/t Au over 5.8 m

VANCOUVER, BC, May 28, 2025 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce initial drilling results from the 2025 drilling program at its Duparquet Gold Project ("Duparquet Project" or the "Project") located in the Abitibi region of Quebec, Canada. The Company commenced its 2025 drilling program at the Duparquet Project in March, with one drill rig targeting the Miroir discovery and a second drill rig added in April to further support and accelerate the program to complete an estimated 18,000 m of drilling as part of the 2025 campaign.

The newly discovered Miroir target remains an excellent expansion opportunity where the 2025 drilling program and strategy is focused on further delineating the near surface extent of the mineralization footprint. The initial drill holes tested a zone extending approximately 100 m along strike from the initial discovery hole DUP24-048. Multiple significant intercepts of gold mineralization have been returned from this drilling, confirming and expanding the known extent of mineralization at Miroir. Highlights include near surface mineralization intercepts from drill hole DUP25-052 that returned 2.77 g/t Au over 11.1 m, including 4.36 g/t Au over 6.5 m, and drill hole DUP25-054 that returned 1.41 g/t Au over 11.9 m, including 2.52 g/t Au over 5.25 m, demonstrating encouraging grade and widths of gold mineralization within this shallow target that remains open for expansion (Figure 1).

"Our exploration drilling continues to demonstrate significant resource growth potential by delineating new discovery zones as well as demonstrating the continuity of mineralization along strike and at depth within underexplored areas of the Duparquet Gold Project," stated Dan Wilton, CEO of First Mining. "The confirmation of the continuity of near-surface mineralization in the Valentre and Miroir areas demonstrates that this well-established resource, already one of the largest in Quebec, can continue to grow. Duparquet is emerging as one of the largest gold development projects in Quebec and we are continuing to advance it through the development process."

Further strong results also include assays from a secondary target within a dual-purpose exploration drill hole at Miroir, where the depth extension of mineralization at the Valentre target, located 225 m south of Miroir, has now been successfully intersected at a vertical depth of 335 m. Within the secondary target, drill hole DUP25-054 returned 3.96 g/t Au over 9.3 m from 409.7 m to 419.0 m, including 5.71 g/t Au over 5.8 m, confirming a large extension and continuity of gold mineralization at the Valentre target along a key plunge. The assay results returned from the Valentre target continues to demonstrate continuity in grade and furthermore continues to validate the open-ended mineralization at Valentre.

FIRST MINING GOLD
2025 Drill Program
2025 First Mining Drill Collar
2023 - 2024 First Mining Drill Collar
First Mining Drill Trace
Historical Drill Collar
Historical Drill Trace
Significant g*m Au Intercept
< 5 g*m Au
5 - 10 g*m Au
10 - 20 g*m Au
20 - 30 g*m Au
> 30 g*m Au
Geology
Syenite
Mafic Volcanic
Gabbro
Sediments
D2 Fault
D3 Fault
Newly Interpreted D2 Fault
0 25 50 75 100
Meters
N
1.41 g/t Au over 11.9 m
inc. 2.52 g/t Au over 5.25 m
DUP25-052
OPEN
2.77 g.t Au over 11.1 m
inc. 4.36 g/t Au over 6.5 m
DUP25-050
DUP25-054
DUP25-049
DUP25-051
DUP25-053
1.48 g/t Au over 6.9 m
3.54 g/t Au over 3.2 m
DUP24-048
Miroir
Miroir Discovery Hole
3.12 g/t Au over 19.35 m
Central Duparquet
Valentre
Dumico

Figure 1: Plan view map, highlighting the Miroir target area and multiple significant near surface assay results. (CNW Group/First Mining Gold Corp.)

Assay highlights from the 1, 140 metres completed across the initial six drill holes of the 2025 program are shown in Table 1, with a full list of assays returned in Table 2 and collar details in Table 3.

Table 1: Selected Significant Drill Intercepts, 2025 Program - Miroir and Valentre Targets

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Target
DUP25-050		8.0	14.9	6.9	1.48	Miroir
DUP25-051		8.0	13.0	5.0	1.47	Miroir
DUP25-051		24.2	27.4	3.2	3.54	Miroir
DUP25-051	inc.	25.0	25.7	0.7	12.00	Miroir
DUP25-052		12.9	24.0	11.1	2.77	Miroir
DUP25-052	inc.	12.9	19.4	6.5	4.36	Miroir
DUP25-052	and inc.	12.9	13.6	0.7	13.40	Miroir
DUP25-052		34.3	36.5	2.2	2.92	Miroir
DUP25-052		103.0	104.0	1.0	5.03	Miroir
DUP25-054		26.7	38.6	11.9	1.41	Miroir
DUP25-054	inc.	27.3	32.55	5.25	2.52	Miroir
DUP25-054	and inc.	29.4	30.5	1.1	7.27	Miroir
DUP25-054		380.35	390.1	9.75	1.14	Valentre
DUP25-054	inc.	383.2	387.9	4.7	1.65	Valentre
DUP25-054	and inc.	384.2	384.7	0.5	6.19	Valentre
DUP25-054		409.7	419.0	9.3	3.96	Valentre
DUP25-054	inc.	412.0	417.8	5.8	5.71	Valentre
DUP25-054	and inc.	415.0	417.8	2.8	7.50	Valentre

Duparquet 2025 Exploration Program Updates

Exploration activities are ongoing at the Duparquet Project with two drill rigs actively advancing at key resource growth targets through to the fall. Regional field campaigns will be commencing at the end of May 2025 with a focus on target generation across favourable lithologies and structures. The North Zone drilling will continue to focus on testing the syenite-mafic volcanic contact that has previously demonstrated an ability to host higher grade gold mineralization. Drilling at the South Zone will be targeting the extension of mineralization below the historical Donchester mine workings. Additional targets to be followed up on is the Aiguille Target, where drilling will be following up on the two discovery holes to further drill test the target's open-ended potential.  A plan map of the key targets for exploration drilling activities is shown in Figure 2.

Figure 2: Plan view map of Duparquet geology and mineral resource with main targets around the project core area. (CNW Group/First Mining Gold Corp.)

Additional Details on the Miroir and Valentre Drilling

Miroir

The 2025 Miroir drilling is focused on further delineating the extent of mineralization around the 2024 discovery hole, DUP24-048, that returned 3.12 g/t Au over 19.35 m close to surface (refer to news release dated January 20, 2025). An area of approximately 100 m along strike has thus far been drill tested with six drill holes (Table 3) intersecting seven unique significant mineralization intervals including DUP25-052 that returned 2.77 g.t Au over 11.1 m, including 4.36 g/t Au over 6.5 m (Tables 1 and 2). The mineralized intercepts confirm the open-ended nature of the Miroir target (Figure 1).

The Miroir target is situated 225 m north of the Valentre target, hosted along the northern contact between the mafic volcanic and the syenite (Figure 3). This contact zone has traditionally demonstrated a stronger affinity for higher-grade mineralization, a characteristic also observed at the North Zone target area of the project, located 1.5 km to the west.

Figure 3: Plan view of select drill holes from the 2025 drilling program at the Miroir and Valentre target areas. (CNW Group/First Mining Gold Corp.)

Mineralization at the Miroir target is associated with silica-altered, sheared and brecciated basalt and syenite, featuring dark smoky quartz veining and up to 5% very fine-grained disseminated pyrite mineralization. The mineralized intercepts are spatially correlated with D2 deformation zones and are typically occurring at a strike of northeast to southwest and east-west along the syenite-basalt contacts, further validating the structural and lithological controls on mineralization in this area.

Valentre

The objective of the 2025 drilling campaign at the Valentre target is to evaluate grade continuity and to refine the understanding of higher-grade mineralized zones at depth through a targeted drilling campaign.  A dual-target hole, DUP25-054, was designed to drill test both the Miroir and the Valentre targets, as illustrated in Figure 4. Significant results returned from DUP25-054 for the Valentre target are 3.96 g/t Au over 9.3 m, including 5.71 g/t Au over 5.8 m at a depth of approximately 330 m below surface.

Mineralization in hole DUP25-054 consists of brecciated silica-altered syenite and lath syenite with up to 5% very fine-grained disseminated pyrite mineralization. Higher-grade zones are consistent along the interpreted D2 structures, which are characterized by intense brecciation or shearing as observed in the drill core.

Follow-up drilling is planned at the Valentre target, with the objective of advancing exploration definition through additional resolution and step-out drilling to support updated geological modelling with a potential for incorporation into future mineral resource estimates (Figure 5).

Figure 4: Cross section and plan view of the recently completed drilling at the Miroir and Valentre targets, highlighting select drill holes and significant intercepts downhole. The cross section is looking west. (CNW Group/First Mining Gold Corp.)

Figure 5: Valentre Long Section (A-A’ reference on Figure 3), showing the Duparquet mineral resource outline with recently completed drilling at the target. The long section is looking north. (CNW Group/First Mining Gold Corp.)

Table 2: Initial Assay Results from 2025 Drill Program

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Target
DUP25-049		14.1	15.0	0.9	1.29	Miroir
DUP25-049		73.3	74.0	0.7	0.62
DUP25-049		105.6	108.6	3.0	0.42
DUP25-050		8.0	14.9	6.9	1.48
DUP25-050		33.7	34.4	0.7	0.45
DUP25-050		38.25	39.0	0.75	0.47
DUP25-050		58.3	58.9	0.6	0.46
DUP25-050		97.0	98.0	1.0	0.50
DUP25-051		8.0	13.0	5.0	1.47
DUP25-051		18.0	19.6	1.6	2.71
DUP25-051		24.2	27.4	3.2	3.54
DUP25-051	inc.	25.0	25.7	0.7	12.00
DUP25-051		41.0	42.0	1.0	0.54
DUP25-051		55.5	56.4	0.9	0.52
DUP25-051		68.0	69.0	1.0	0.42
DUP25-051		107.0	108.0	1.0	1.29
DUP25-051		132.0	136.9	4.9	0.84
DUP25-052		12.9	24.0	11.1	2.77
DUP25-052	inc.	12.9	19.4	6.5	4.36
DUP25-052	and inc.	12.9	13.6	0.7	13.40
DUP25-052		30.0	30.85	0.85	0.89
DUP25-052		34.3	36.5	2.2	2.92
DUP25-052		101.0	102.0	1.0	0.63
DUP25-052		103.0	104.0	1.0	5.03
DUP25-053		19.0	20.5	1.5	0.72
DUP25-053		27.0	32.4	5.4	0.41
DUP25-053		90.0	90.75	0.75	0.51
DUP25-054		15.0	16.0	1.0	0.52
DUP25-054		26.7	38.6	11.9	1.41
DUP25-054	inc.	27.3	32.55	5.25	2.52
DUP25-054	and inc.	29.4	30.5	1.1	7.27
DUP25-054		57.4	58.05	0.65	1.41
DUP25-054		127.55	128.65	1.1	1.44	Valentre
DUP25-054		180.25	184.25	4.0	0.65
DUP25-054		295.8	296.75	0.95	2.20
DUP25-054		310.2	312.0	1.8	0.56
DUP25-054		337.0	338.6	1.6	0.96
DUP25-054		342.3	342.8	0.5	0.43
DUP25-054		349.0	350.25	1.25	0.60
DUP25-054		354.1	354.6	0.5	2.28
DUP25-054		357.5	362.5	5.0	0.95
DUP25-054	inc.	357.5	358.4	0.9	3.75
DUP25-054		374.9	376.0	1.1	2.27
DUP25-054		380.35	390.1	9.75	1.14
DUP25-054	inc.	383.2	387.9	4.7	1.65
DUP25-054	and inc.	384.2	384.7	0.5	6.19
DUP25-054		397.0	398.35	1.35	0.97
DUP25-054		409.7	419.0	9.3	3.96
DUP25-054	inc.	412.0	417.8	5.8	5.71
DUP25-054	and inc.	415.0	417.8	2.8	7.50
DUP25-054		424.15	427.25	3.1	0.67
DUP25-054		431.8	432.8	1.0	1.55
DUP25-054		439.2	439.7	0.5	0.84

*Reported intervals are drilled core lengths (true widths are estimated at 75-85% of the core length interval; assay values are uncut)

Table 3: 2025 Drill Hole Locations, Miroir and Valentre Targets

Hole ID	Azimuth (°)	Dip (°)	Length (m)	Easting	Northing
DUP25-049	180	-45	111	633567	5374072
DUP25-050	180	-45	129	633591	5374067
DUP25-051	183	-45	136.9	633622	5374076
DUP25-052	179	-57	158.3	633629	5374129
DUP25-053	180	-45	114	633648	5374074
DUP25-054	180	-55	490	633596	5374094

Note: Collar coordinates in UTM NAD 83 z17

About the Duparquet Gold Project

The Duparquet Project is geologically situated in the southern part of the Abitibi Greenstone Belt and is geographically located approximately 50 km north of the city of Rouyn-Noranda. The Project benefits from easy access and proximity to an existing workforce and infrastructure, including road, rail and hydroelectric grid power. The Duparquet Project currently hosts an NI 43-101 compliant gold resource of 3.44 million ounces in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 2.64 million ounces in the Inferred category, grading 1.62 g/t Au. First Mining completed a Preliminary Economic Assessment1 ("PEA") on the Project in 2023.

The Duparquet Project totals approximately 5,800 hectares focused on an area of 19 km of strike length along the prolific Destor-Porcupine Fault Zone, along with numerous mineralized splays and influential secondary lineaments. The Duparquet Project includes the past-producing Beattie, Donchester and Duquesne mines as well as the Central Duparquet, Dumico and Pitt Gold deposits.

1 Further details on the Duparquet PEA can be found in the technical report entitled "NI 43-101 Technical Report: Preliminary Economic Assessment, Duparquet Gold Project, Quebec, Canada" dated October 20, 2023, which was prepared for First Mining by G Mining Services Inc. in accordance with NI 43-101 and is available under First Mining's SEDAR+ profile at www.sedarplus.ca

Analytical Laboratory and QA/QC Procedures

All sampling completed by First Mining within its exploration programs is subject to a Company standard of internal quality control and quality assurance (QA/QC) programs which include the insertion of certified reference materials, blank materials and a level of duplicate analysis. Core samples from the 2025 drilling program at Duparquet were sent to AGAT Laboratories, with sample preparation in Val d'Or, Quebec and analysis in Thunder Bay, Ontario, where they were processed for gold analysis by 50 gram fire assay with an atomic absorption finish. Samples from selected holes were sent to AGAT Laboratories in Calgary, Alberta, for multi-element analysis (including silver) by inductively coupled plasma (ICP) method with a four acid digest. AGAT Laboratories systems conform to requirements of ISO/IEC Standard 17025 guidelines and meets assay requirements outlined for NI 43-101.

Qualified Person

James Maxwell, P.Geo., VP, Exploration and Project Operations for First Mining, is a "Qualified Person" for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects and has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.) and the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.).

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com, Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 28-MAY-25